PE 12/15/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15008660

NO ACT
January 4, 2016

J. Michael Wilder
Marathon Petroleum Corporation
jmwilder@marathonpetroleum.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-4-16

Re: Marathon Petroleum Corporation
Incoming letter dated December 15, 2015

Dear Mr. Wilder:

This is in response to your letter dated December 15, 2015 concerning the shareholder proposal submitted to MPC by the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. We also have received a letter from the proponent dated December 23, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Shawn Gilchrist
USW
sgilchrist@usw.org

January 4, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Marathon Petroleum Corporation
Incoming letter dated December 15, 2015

The proposal relates to a report.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year preceding and including submission of the proposal. We note, however, that MPC failed to inform the proponent of the specific date the proposal was submitted in MPC's request for additional information from the proponent. In this regard, Staff Legal Bulletin No. 14G (October 16, 2012) indicates the staff will not grant no-action relief to a company on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including the submission date. We note that MPC did not provide the proponent with a notice of defect that complies with this guidance.

Accordingly, unless the proponent provides MPC with a proof of ownership letter verifying continuous ownership for the one-year period preceding and including November 16, 2015, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if MPC omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


UNITED STEELWORKERS
USW
UNITY AND STRENGTH FOR WORKERS

December 23, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Marathon Petroleum Corporation's Request to Exclude Proposal Submitted by the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union

Dear Sir/Madam:

This letter is submitted in response to the claim of Marathon Petroleum Corporation ("Marathon" or the "Company"), by letter dated December 15, 2015, that it may exclude the shareholder proposal ("Proposal") of the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union ("USW" or the "Proponent") from its 2016 proxy materials.

I. Introduction

Proponent's shareholder proposal to Marathon urges:

the Board of Directors to report by the 2017 annual meeting, at reasonable cost and excluding confidential information, on all safety and environmental incidents as defined by OSHA and the Environmental Protection Administration as well as worker fatigue management policies for each refinery in the Company's supply chain in the United States.

Marathon's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2016 annual meeting of shareholders. The Company wrongly claims that Proponent has failed to prove that it has continuously owned the requisite number of shares of the Company for a period of one year prior to the date on which Proponent filed its Proposal in violation of Rule 14a-8(b);

II. Proponent's proof of ownership meets the requirements of Rule 14a-8(b).

Immediately upon receipt of the Company's November 17, 2015 letter requesting proof of ownership of its shares of the Company's stock, Proponent instructed the custodian of its shares, Graystone Consulting/Morgan Stanley, to send the requested information to the Company. Graystone Consulting/Morgan Stanley wrote to the Company on November 19, 2015 (Attachment "B"), stating that it did, indeed, hold the requisite number of shares of the Company's stock "for at least one year prior to the date of this letter".

Additionally, the Company noted in its November 17th letter a typographical error in the November 16th Graystone Consulting/Morgan Stanley verification letter (Attachment "A"). The Proponent submits that the original letter was addressed correctly and confirms that the verification letter was for Marathon Petroleum Corporation. However, the Proponent did instruct its custodian to remedy the Company's request. Attachment B will show that Graystone Consulting/Morgan Stanley corrected the typographical error on its November 19th, 2015 letter by substituting "Petroleum" for the word "Oil".

Indeed, the Company's letter requesting a Letter of No-Action from the Commission deliberately ignores the fact that the November 19th Graystone Consulting/Morgan Stanley letter specified that Proponent had held the shares of its stock "for at least one year prior." The Company's letter states:

> *Graystone Letter II does not establish that the Proponent owned the requisite amount of MPC shares for a one-year period as of the date the Proposal was submitted because it does not establish ownership of MPC shares for the period between November 16, 2014 and November 19, 2014.*

A careful reading of the November 19th Graystone Consulting/Morgan Stanley letter, however, makes it clear that the phrase, "for at least one year prior," in connection with the date of the letter, is dispositive. A reasonable person would conclude that the phrase "for at least one year prior" includes the requisite holding period from November 16, 2014-November 19, 2015. Furthermore, if taken together with the original November 16, 2015 verification letter from Graystone Consulting/Morgan Stanley there is no doubt about the Proponent's ownership for the entire year prior to submission.

III. Conclusion

Marathon has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The letter submitted by the custodian of Proponent's shares contains language that a reasonable person would conclude to encompass the required one-year holding period specified by Rule 14a-8(b).

Please call me at 412-562-6968 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to **shareholderproposals@sec.gov** and I am sending a copy to Counsel for the Company.

Sincerely,



Shawn Gilchrist
Senior Resource Technician
United Steelworkers Union

Cc: J. Michael Wilder, Vice President, General Counsel and Secretary, Marathon Petroleum Corporation

Attachment A

Graystone
Consulting℠

Pittsburgh Office
1603 Carmody Ct., Suite 301
Sewickley P.A. 15143

November 16, 2015

Mr. J. Michael Wilder
Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Dear Mr. Wilder:

Please let this letter serve to document that the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), are owner of 256 shares of Marathon Oil Company (the "Company") common stock. The USW has been owner of the Company stock for at least one year prior to the date of this letter. The common stock, CUSIP 565849106, is held in custody account *** FISMA & OMB Memorandum M-07-16 ***

Please direct all questions or correspondence regarding the verification of the common stock to the attention of Anthony Smulski at 724-933-1486.

Regards,



Gregory K. Simakas, CIMA®
Senior Vice President
Institutional Consulting Director
Graystone Consulting

1603 Carmody Court, Suite 301
Sewickley, PA 15143
(p) 724 933 1484
(e) gregory.k.simakas@msgraystone.com

Attachment B

Graystone
Consulting℠

Pittsburgh Office
1603 Carmody Ct., Suite 301
Sewickley PA 15143

November 19, 2015

Mr. J. Michael Wilder
Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Dear Mr. Wilder:

Please let this letter serve to document that the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), are owner of 256 shares of Marathon Petroleum Company (the "Company") common stock. The USW has been owner of the Company stock for at least one year prior to the date of this letter. The common stock, symbol:MPC, CUSIP 56585A102, is held in Morgan Stanley custody account FISMA & OMB Memorandum M- Morgan Stanley is a member of DTC and its' participant number is 015.

Please direct all questions or correspondence regarding the verification of the common stock to the attention of Anthony Smulski at 724-933-1486.

Regards,



Gregory K. Simakas, CIMA®
Senior Vice President
Institutional Consulting Director
Graystone Consulting

1603 Carmody Court, Suite 301
Sewickley, PA 15143
(p) 724 933 1484
(e) gregory.k.simakas@msgraystone.com

J. Michael Wilder
Vice President, General Counsel and Secretary



Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.2470
Fax: 419.421.3124
jmwilder@marathonpetroleum.com

December 15, 2015

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Petroleum Corporation - Shareholder Proposal Submitted by the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union

Ladies and Gentlemen:

I am writing on behalf of Marathon Petroleum Corporation, a Delaware corporation ("MPC"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, MPC may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the "Proponent") from the proxy materials to be distributed by MPC in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderprosals@sec.gov. A copy of this letter is also being sent by overnight courier and email to the Proponent as notice of MPC's intent to omit the Proposal from MPC's 2016 proxy materials.

Introduction

The Proposal states:

Resolved: *Shareholders of Marathon Petroleum Company (the "Company") urge the Board of Directors to report by the 2017 annual meeting, at reasonable cost and excluding confidential information, on all safety and environmental incidents as defined by OSHA and the Environmental Protection Administration as well as worker fatigue management policies for each refinery in the Company's supply chain in the United States.*

MPC believes that the Proposal may be properly omitted from its 2016 proxy materials under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b).

Basis for Excluding the Proposal

The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities.

MPC received the Proposal submitted by the Proponent by courier on November 17, 2015. The Proposal, the cover letter dated November 16, 2015, and the letter from Graystone Consulting dated November 16, 2015 ("Graystone Letter I") are included in the materials attached as Exhibit A to this letter. The submission did not include documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1).

On November 17, 2015, MPC sent a letter to the Proponent via Federal Express (the "Deficiency Notice") notifying the Proponent that Graystone Letter I failed to satisfy the requirements of Rule 14a-8(b) because it did not verify the Proponent's continuous ownership of at least $2,000 of MPC shares for the year prior to November 16, 2015, the date of submission of the Proposal. A copy of the Deficiency Notice is included as Exhibit B to this letter.

On November 19, 2015, the Proponent submitted to MPC by electronic transmission a letter dated November 19, 2015 from Graystone Consulting ("Graystone Letter II") regarding the Proponent's beneficial ownership of MPC common stock. A copy of Graystone Letter II is attached as Exhibit C to this letter. Although Graystone Letter II was timely sent to MPC, it fails to satisfy the requirements of Rule 14a-8(b), because it does not verify the Proponent's continuous ownership of at least $2,000 of MPC shares continuously for at least one year prior to November 16, 2015, the date of submission of the Proposal. Graystone Letter II states that the Proponent has held the requisite amount of MPC stock "for at least one year prior to the date of this letter." Given the fact that Graystone Letter II is dated November 19, 2015, it does not sufficiently establish that the requisite amount of stock has been held for the year prior to November 16, 2015.

In Section C of Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), the Staff provides guidance on common errors shareholders can avoid when submitting proof of ownership to companies, stating:

> Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by

> arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:
>
> > "As of [date the proposal is submitted], [name of shareholder] held, and has continuously held for at least one year, [number of securities] shares of [company name] [class of securities]."

While footnote 11 of SLB 14F indicates that the suggested form of verification of ownership in the bulletin is not the exclusive format, the elements contained in that suggested form (the name of the shareholder, the identity of the issuer of the shares and the class and number of shares held, the date on which the shareholder proposal was submitted and a statement that such shares have been held for at least one year prior to the date the proposal was submitted) are all essential to providing verification of the ownership by the proponent of the requisite number of shares of the issuer's voting securities for the requisite period. Graystone Letter II does not establish that the Proponent owned the requisite amount of MPC shares for a one-year period as of the date the Proposal was submitted because it does not establish ownership of MPC shares for the period between November 16, 2014 and November 19, 2014.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f), See, e.g., *Cliffs Natural Resources Inc.* (January 30, 2014) (broker's letter referring to "date of submission" of the shareholder proposal and dated five days after date of submission did not verify continuous ownership for the requisite period); *Marathon Petroleum Corporation* (January 30, 2014) (broker's letter referring to "date of submission" of the shareholder proposal and dated five days after date of submission did not verify continuous ownership for the requisite period); *Union Pacific Corporation* (March 5, 2010) (broker's letter dated two days before date of submission did not verify continuous ownership for the requisite period); *Great Plains Energy Incorporated* (June 17, 2010) (broker's statement verifying ownership for a period ended prior to the date of submission did not sufficiently demonstrate continuous ownership for the requisite period); *Microchip Technology Incorporated* (May 26, 2009) (broker's letter dated five days before proposal submission); *The Home Depot, Inc.* (February 19, 2009) (broker's letter dated 28 days before proposal submission); *McGraw Hill Companies, Inc.* (January 28, 2008) (broker's letter dated three days before proposal submission); *International Business Machines Corp.* (December 7, 2007) (broker's letter dated four days before proposal submission); and *Exxon Mobil Corporation* (March 1, 2007) (broker's letter dated six days before proposal submission).

Conclusion

MPC believes that the Proposal may be omitted in its entirety from MPC's 2016 proxy materials under Rule 14a-8(f)(1) because the Proponent failed to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b)(1). Accordingly, MPC respectfully requests the concurrence of the Staff that it will not recommend enforcement action against MPC if MPC omits the Proposal in its entirety from its 2016 proxy materials.

If you have any questions with respect to this matter, please contact me at (419) 421-2470 or by email at jmwilder@marathonpetroleum.com.

Sincerely,



J. Michael Wilder
Vice President, General Counsel and Secretary

JMW:PIK:led

cc: Mr. Shawn Gilchrist (via FedEx and email at sgilchrist@usw.org)

EXHIBIT A



RECEIVED

NOV 17 2015

J. Michael Wilder

Stan Johnson
International Secretary-Treasurer

November 16, 2015

Mr. J. Michael Wilder
Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Dear Mr. Wilder:

On behalf of the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), owner of 256 shares of Marathon Petroleum Corporation common stock, I write to give notice that pursuant to the 2015 proxy statement of Marathon Petroleum Corporation (the "Company"), USW intends to present the enclosed proposal (the "Proposal") at the 2016 annual meeting of shareholders (the "Annual Meeting"). USW requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from USW's custodian banks documenting USW's continuous ownership of the requisite amount of the Company stock for at least one year prior to the date of this letter is attached. USW also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the annual meeting.

I represent that USW or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to the attention of Shawn Gilchrist. I can be reached at 412-562-2400.

Sincerely,

Stanley W. Johnson
USW International Secretary-Treasurer

Enclosure

Graystone
Consulting℠
Pittsburgh Office
1603 Carmody Ct., Suite 301
Sewickley PA 15143

November 16, 2015

Mr. J. Michael Wilder
Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Dear Mr. Wilder:

Please let this letter serve to document that the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), are owner of 256 shares of Marathon Oil Company (the "Company") common stock. The USW has been owner of the Company stock for at least one year prior to the date of this letter. The common stock, CUSIP 565849106, is held in custody acco***FISMA & OMB Memorandum M-07-16 ***

Please direct all questions or correspondence regarding the verification of the common stock to the attention of Anthony Smulski at 724-933-1486.

Regards,



Gregory K. Simakas, CIMA®
Senior Vice President
Institutional Consulting Director
Graystone Consulting

1603 Carmody Court, Suite 301
Sewickley, PA 15143
(p) 724 933 1484
(e) gregory.k.simakas@msgraystone.com

RESOLVED: Shareholders of Marathon Petroleum Company (the "Company") urge the Board of Directors to report by the 2017 annual meeting, at reasonable cost and excluding confidential information, on all safety and environmental incidents as defined by OSHA and the Environmental Protection Administration as well as worker fatigue management policies for each refinery in the Company's supply chain in the United States.

Supporting Statement:

On March 23, 2005 at the BP PLC refinery in Texas City, Texas an accident involving a leak, explosion and fire killed 15 contract workers and resulted in over 4,100 claims to be filed by workers, contractors and the community. Our company purchased the assets of the Texas City refinery from BP in 2013.

The financial fallout from the accident was also devastating. BP paid a $21.3 million fine in 2005 to OSHA.[1] In February 2009, the US Environmental Protection Agency (EPA) ruled BP must spend more than $180 million on pollution controls, better maintenance and monitoring, and improved internal management practices to resolve Clean Air Act violations.[2] BP also paid a $50 million fine to the U.S. Justice Department to resolve criminal charges from the blast.[3]

The fines levied against BP are separate and apart from the civil claims that arose from the March 2005 explosion, which cost the company more than $2 billion to settle.[4]

In its 2007 final investigation report on the BP Texas City refinery explosion, the Chemical Safety and Hazard Investigation Board recommended the oil sector focus on two vital, universal standards:

> The first standard calls for nationwide public reporting of fires, explosions, environmental releases and other similar incidents. The second standard would set fatigue prevention guidelines that, at a minimum, limit hours and days of work and address shift work.[5]

In 2008, OSHA, as a result of the Texas City findings, initiated the National Emphasis Program targeting oil refineries. OSHA said "its inspection teams were repeatedly seeing the same problems at the refineries" it inspected and sent

---

[1] Reuters: *US hits BP with record fine for Texas refinery*; October 30, 2009.
[2] EPA Statement: *BP Texas City Clean Air Act Settlement*: February 19, 2009.
[3] Reuters; *US hits BP with record fine for Texas refinery*: October 30, 2009.
[4] Ibid
[5] Chemical Safety Board: *Report of the BP Independent Refineries Safety Review Panel (Baker Panel Report)*: January 2007.

letters to managers at more than 100 refineries urging them to comply with the Process Safety Management (PSM) standard.[6]

On November 6, 2009, the House of Representatives approved the "Chemical Facility Anti-Terrorism Act of 2009," (H.R. 2868), which would establish comprehensive chemical plant security standards and enforcement. According to the New York Times, "companies are continuing to put the public at risk on a daily basis. On a life-or-death issue like this, voluntary actions are not enough. There needs to be a strong safety law, with the enforcement power of the federal government behind it."[7]

We recognize our company participates in the oil-refining sector trade industry group and that group states its members: "are committed to protecting the environment, and the health and safety of all those who share it."[8] The threat of another catastrophic event, however, is a significant and material risk for shareholders, which requires a higher level of transparency than currently exists.

---

[6] OSHA Statement; *US Labor Department's OSHA issues letters to oil refineries stressing compliance with process safety management standard;* June 10. 2009.
[7] New York Times: *You Don't Want to Be Downwind*; November 9, 2009
[8] www.api.org

EXHIBIT B

Dicesare, Leslie E. (MPC)

From:	Dicesare, Leslie E. (MPC) on behalf of Wilder, Michael (MPC)
Sent:	Tuesday, November 17, 2015 4:33 PM
To:	sgilchrist@usw.org
Cc:	sjohnson@usw.org; gregory.k.simakas@msgraystone.com; anthony.g.smulski@morganstanleygraystone.com
Subject:	Shareholder Proposal
Attachments:	Response to Shareholder Proposal - Shawn Gilchrist - United Steel.pdf

Attached please find our response to the shareholder proposal submitted to Marathon Petroleum Corporation. The original was sent to you via FedEx today.

Thank you.

J. Michael Wilder
Vice President, General Counsel and Secretary
Marathon Petroleum Corporation
jmwilder@marathonpetroleum.com
419-421-2470

J. Michael Wilder
Vice President, General Counsel and Secretary



Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.2470
Fax: 419.421.3124
jmwilder@marathonpetroleum.com

November 17, 2015

Via FedEx and E-mail to sgilchrist@usw.org

Shawn Gilchrist
United Steel, Paper and Forestry, Rubber, Manufacturing, Energy,
Allied Industrial and Service Workers International Union
Five Gateway Center
Pittsburgh, PA 15222

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")

Dear Mr. Gilchrist:

We are in receipt of the shareholder proposal, dated November 16, 2015 (the "***Proposal***"), from the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the "***Proponent***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

MPC received a letter from Graystone Consulting (the "***Graystone Letter***"), which attempted to verify the Proponent's ownership of MPC shares. However, the Graystone Letter indicates that the Proponent is the owner of "256 shares of Marathon Oil Company" and does not indicate that the Proponent owns any MPC shares. Further, Graystone Consulting does not appear to be a Depository Trust Company ("***DTC***") participant and the Proposal does not indicate that Graystone Consulting is an affiliate of a DTC participant. Therefore, in accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of the Proponent's continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted and (2) Rule 14a-8(b)(2) concerning the proof of the Proponent's status as a holder of record or otherwise of such securities.

If you wish to correct these deficiencies, you must respond to this letter with either:

(a) if the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting the Proponent's ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the

Proponent's ownership level, and a written statement from the Proponent that it continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of the Proponent's shares verifying that the Proponent beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date the Proponent submitted the Proposal. For these purposes, only a DTC participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. The Proponent can determine whether its particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. For purposes of determining the date the Proponent submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically.

Your response must be postmarked, or transmitted electronically, no later than 14 days following the date you receive this letter. If you do not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2016 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,



J. Michael Wilder
Vice President, General Counsel and Secretary

JMW:PIK:led

cc: Stanley W. Johnson
USW International Secretary-Treasurer
sjohnson@usw.org

Gregory K. Simakas
Graystone Consulting
gregory.k.simakas@msgraystone.com

Anthony Smulski
Graystone Consulting
anthony.g.smulski@morganstanleygraystone.com

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14A-7 When providing the information required by §240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

EXHIBIT C

Wilder, Michael (MPC)

From: Gilchrist, Shawn <sgilchrist@usw.org>
Sent: Thursday, November 19, 2015 3:42 PM
To: Wilder, Michael (MPC)
Cc: Smulski, Anthony G
Subject: USW MPC Verification 11.15 (2)
Attachments: USW MPC Verification 11.15 (2).docx

Mr. Wilder,

Please see the attached letter from Graystone Consulting.

Thank You,

Shawn Gilchrist
USW
Strategic Campaigns Dept
60 BLVD OF THE ALLIES
PITTSBURGH, PA 15222
412-562-6968 – work
412-865-7350 – cell

Graystone
Consulting℠

Pittsburgh Office
1603 Carmody Ct., Suite 301
Sewickley P.A. 15143

November 19, 2015

Mr. J. Michael Wilder
Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Dear Mr. Wilder:

Please let this letter serve to document that the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), are owner of 256 shares of Marathon Petroleum Company (the "Company") common stock. The USW has been owner of the Company stock for at least one year prior to the date of this letter. The common stock, symbol:MPC, CUSIP 56585A102, is held in Morgan Stanley custody account FISMA & OMB Memorandum M-Morgan Stanley is a member of DTC and its' participant number is 015.

Please direct all questions or correspondence regarding the verification of the common stock to the attention of Anthony Smulski at 724-933-1486.

Regards,



Gregory K. Simakas, CIMA®
Senior Vice President
Institutional Consulting Director
Graystone Consulting

1603 Carmody Court, Suite 301
Sewickley, PA 15143
(p) 724 933 1484
(e) gregory.k.simakas@msgraystone.com